Exhibit 99.1

IN OUR REGULATED ENERGY INFRASTRUCTURE SYSTEMS Empowering, Sustaining and Executing Investor Day Presentation October 2018

growth Empowering Barry Perry Fortis Inc. -President & CEO

Forward-Looking Information

EMPOWERING GROWTH

Fortis includes "forward-looking information" in this presentation within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, collectively referred to as "forward-looking information". Forward-looking information included in this presentation reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which include, without limitation: the Corporation's forecast consolidated and segmented capital expenditures for the period 2018 through 2023; the Corporation's forecast consolidated and segmented rate base for the period 2018 through 2023; targeted average annual dividend growth through 2023; the nature, timing and expected costs of certain capital projects including, without limitation, the Wataynikaneyap Transmission Power Project, the FortisBC Inland Gas Upgrades Project, Transmission Integrity Management Capabilities Project, Lower Mainland Intermediate Pressure System Upgrade Project and Eagle Mountain Woodfibre Gas Line Project, the UNS Energy New Mexico Wind Project, Transmission DC tie to Mexico, Southline Transmission Project and Gila River Natural Gas Generating Station Unit 2, the ITC Multi-Value Regional Transmission Projects and 34.5 kV to 69 kV Transmission Conversion Project and additional opportunities beyond the base capital plan; including, but not limited to, the Lake Erie Connector Project, Big Chino Valley Pumped Storage and expansions of the Tilbury LNG facility in British Columbia; emission reduction targets at Tucson Electric Power; and the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions.

Forward-looking information involves significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include, but are not limited to: the implementation of the Corporation's five-year capital investment plan; no material capital project and financing cost overrun related to any of the Corporation's capital projects; sufficient human resources to deliver service and execute the capital program; the realization of additional opportunities; the impact of fluctuations in foreign exchange; the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation; and reasonable decisions by utility regulators and the expectation of regulatory stability. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. The forward-looking information in this presentation is given as of the date of this presentation and Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Unless otherwise specified, all financial information referenced is in Canadian dollars and references to rate base refer to midyear rate base.

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3

1 EMPOWERING GROWTH: Strategic Overview and Capital Plan Barry Perry, Fortis Inc. -President & CEO 2 SUSTAINING GROWTH: Capital Plan Drivers Roger Dall’Antonia, FortisBC -President & CEO David Hutchens, UNS Energy -President & CEO and Fortis Inc. -EVP, Western Utility Operations Linda Apsey, ITC Holdings -President & CEO 3 EXECUTING GROWTH: 5-Year Plan and Outlook Jocelyn Perry, Fortis Inc. - EVP, CFO Investor Day Agenda WELCOME 4

5 5-Year Capital Plan 6% EMPOWERING GROWTH Investor Day Highlights $17.3B Rate Base Growth 6-7% Average Annual Dividend Growth Target to 2023

Investment Grade Credit Ratings Our Strategy STRATEGY Leverage the operating model, footprint of our utilities, operating expertise, reputation and financial strength to develop growth opportunities Focus on Organic Growth AverageAnnual Dividend Growth Target through 2023 6% AREAS OF FOCUS: 6 EMPOWERING GROWTH Utility Capital Investment Plan Sustainability & Delivery of Cleaner Energy Customer & Regulatory Relationships Energy Infrastructure, LNG Expansion & Energy Storage System Resiliency & Cybersecurity

7 Fortis Timeline 1885 -2012 2013 -2016 2017 -Current Focused on Canada U.S. Acquisition Strategy Focused on Organic Growth in North America EMPOWERING GROWTH

8 Average Annualized Total Shareholder Return Note: For the period ending September 30, 2018. 10.1% 5-Year 10-Year 20-Year 7.8% 7.0% EMPOWERING GROWTH Fortis S&P/TSX Composite Index S&P/TSX Capped Utilities Index 9.8% 6.3% 6.6% 12.2% 8.0% 8.4%

9 ~97% REGULATED UTILITY ASSETS $ 26.1 BILLION IN MIDYEAR RATE BASE IN 2018 10 UTILITY OPERATIONS ~60% EARNINGS FROM THE U.S. 3.3 MILLION UTILITY CUSTOMERS ~92% TRANSMISSION & DISTRIBUTION Note: All information as at June 30, 2018, except earnings and transmission and distribution are as at December 31, 2017. Canada, U.S. & Caribbean 2.0M Electric & 1.3M Gas EMPOWERING GROWTH High Quality & Diverse Utility Portfolio

Our Unique Business Model

EMPOWERING GROWTH

10
Locally Operated Utilities
=
1 Strong North American Company

- ITC
- UNS Energy
- FortisBC
- FortisAlberta
- Newfoundland Power
- Central Hudson
- FortisOntario
- Caribbean Utilities
- Maritime Electric
- FortisTCI


British Columbia
Alberta
Newfoundland and Labrador
Prince Edward Island
Ontario
Minnesota
New York
Michigan
Iowa
Illinois
Kansas
Missouri
Oklahoma
Arizona
Turks and Caicos Islands
Cayman Islands
Belize

- Regulated Electric
- Regulated Gas
- FERC-Regulated Electric Transmission
- Long-Term Contracted Hydro Generation
- Natural Gas Storage Facility

FORTIS INC.
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Our People 8,500+ Dedicated Employees Across North America 11 EMPOWERING GROWTH

12 EMPOWERING GROWTH Safety 0.0 0.5 1.0 1.5 2.0 2.5 2015 2016 2017 All Injury Frequency Rate 1.7 Canadian Electricity Association Average 1.9 USA Bureau of Labour Statistics Average Fortis Reliability 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 2014 2015 2016 2017 Fortis Canadian Electricity Association and U.S. Energy Information Administration Average (2) Electricity Customer Average Outage Duration (Hours) Committed to safetyand reliability for our employees and customers (1) (1)Injuries per 200,000 hours worked. (2)Based on weighted average of Fortis’ customer count in each jurisdiction.

Key Industry Trends 13 EMPOWERING GROWTH Battery Storage Grid Modernization Move to Renewables Evolving Customer Needs Electric Vehicles Cybersecurity Grid Resiliency ESG

Prioritizing Cybersecurity 14 EMPOWERING GROWTH Identity & Access Threat & Vulnerability Information Sharing Supply Chain Asset Management Situational Awareness Incident Response Risk Management Workforce Cybersecurity Program •Leadership & Oversight •Cyber Risk Management •Investment Opportunities

Sustainability: Environmental Commitment Decrease in the carbon intensity of operations since 2015 15 EMPOWERING GROWTH 63% We delivered 19times more energy to our customers than we generated in 2017 of our assets are electricity poles, wires and natural gas lines 92%

Governance and Social Commitment 16 EMPOWERING GROWTH Women on our Board $12.5M invested in communities that we serve in 2017 2013 Today 1 5 2013 Today 2 Women NEOs 0

17 Increase in Capital Plan Driven by Proven Growth Strategy + $0.6B + $0.9B + $0.6B + $0.6B 2017 Investor Day 2018 Investor Day $14.5 $17.3 EMPOWERING GROWTH B i l l i o n s

Capital Plan Grows Rate Base Rate Base (1) $26.1 $27.9 $30.1 $32.0 $33.4 $35.5 (1)Rate base converted at a projected USD/CAD foreign exchange rate of $1.28 for 2018 through 2023. Canadian & Caribbean U.S. EMPOWERING GROWTH 18 2018F 2019F 2020F 2021F 2022F 2023F B i l l i o n s

Additional Energy Infrastructure Opportunities

EMPOWERING GROWTH


FortisBC:
Tilbury,
LNG & Gas
Infrastructure
FortisOntario:
Municipal Utility
Consolidation
UNS Energy:
Renewables, Storage
& Electric
Transmission
Maritime Electric & Newfoundland Power:
Grid Modernization
ITC:
Lake Erie Connector &
Grid Modernization
Caribbean:
Grid Modernization
& Renewables
British Columbia
Alberta
Minnesota
Ontario
Newfoundland and Labrador
Prince Edward Island
New York
Michigan
Iowa
Illinois
Kansas
Missouri
Oklahoma
Arizona
Turks and Caicos Islands
Cayman Islands
Belize
REGULATED ELECTRIC
REGULATED GAS
FERC-REGULATED ELECTRIC TRANSMISSION
LONG-TERM CONTRACTED HYDRO GENERATION
NATURAL GAS STORAGE FACILITY

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7 3 7 4 7 5 7 6 7 7 7 8 7 9 8 0 8 1 8 2 8 3 8 4 8 5 8 6 8 7 8 8 8 9 9 0 9 1 9 2 9 3 9 4 9 5 9 6 9 7 9 8 9 9 0 0 0 1 0 2 0 3 0 4 0 5 0 6 0 7 0 8 0 9 1 0 1 1 1 2 1 3 1 4 1 5 1 6 1 7 1 8 F 1 9 F 2 0 F 2 1 F 2 2 F 2 3 F 6% guidance generates annual dividend payment of $2.27 in 2023 Actual dividend paid Forecasted dividend payments 45 Years of Dividend Growth and 6% Guidance Extended to 2023 20 EMPOWERING GROWTH

growth Sustaining Roger Dall’Antonia FortisBC -President & CEO

1.2M Gas & Electric Customers FortisBC: A Premier Natural Gas & Electric Business SUSTAINING GROWTH 22 56,000km Natural Gas and Electric T&D Lines Natural Gas Service Area Electric Service Area Note: All data is as at December 31, 2017. 731MW Peak Electricity Demand 221PJ Natural Gas Sales Volume

2013 2014 2015 2016 2017 2013 2014 2015 2016 2017 36,500 164,818 167,072 168,383 170,050 172,293 36,500 36,500 36,500 36,500 1 . 4 % A v e r a g e G r o w t h 1 . 4 % A v e r a g e G r o w t h 1.8% 1.0% 1.3% 1.7% 1.2% 1.5% 1.7% 1.3% 2013 2014 2015 2016 2017 2013 2014 2015 2016 2017 36,500 164,818 167,072 168,383 170,050 172,293 36,500 36,500 36,500 36,500 1 . 4 % A v e r a g e G r o w t h 1 . 4 % A v e r a g e G r o w t h 1.8% 1.0% 1.3% 1.7% 1.2% 1.5% 1.7% 1.3% FortisBC: Economic Fundamentals Driving Customer Growth 23 Gas Customers Electricity Customers SUSTAINING GROWTH Indirect Customers Direct Customers

FortisBC: Leading Innovation SUSTAINING GROWTH 24 Testing Hydrogen Injection Into Natural Gas System Renewable Natural Gas Choice For End-Use Customers On Board Truck-To-Ship LNG

FortisBC: Business Trends Drive Opportunities 25 Sustainability Sustainment Capital & Customer Growth Major Integrity Projects SUSTAINING GROWTH LNG

FortisBC’s Planned Growth System Resiliency Driving Growth $2.9B $3.5B 2019-2023 Capital Plan 26 B i l l i o n s FortisBC Electric FortisBC Energy SUSTAINING GROWTH 2018-2022 Capital Plan

FortisBC's Planned Growth

SUSTAINING GROWTH

2019-2023
Capital Investments[1]


Sustainability
$0.1B
LNG Projects
$0.4B
Major
Integrity Projects
$1.0B
Total
Capital
$3.5B
Sustainment
&
Customer
Growth
$2.0B

$2.0B Sustainment & Customer Growth
- Ongoing maintenance requires significant capital investment
- Includes customer growth and general plant investment

$1.0B Major Integrity Projects
- Inland Gas Upgrades Project
- Transmission Integrity Management Capabilities Project
- Lower Mainland Intermediate Pressure System Upgrade

$0.4B LNG Projects
- Eagle Mountain Woodfibre Gas Line Project
- Commencement of Tilbury 1B Expansion Project

$0.1B Sustainability
- Biomethane/Renewable Natural Gas (RNG) Projects
- Natural gas for transportation

(1) Capital subject to regulatory filing approvals.

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28 FortisBC: $2.0B Sustainment and Growth Capital in Existing Infrastructure Distribution 28% IT / Other 28% Customer Growth 18% Transmission 26% Distribution 21% IT / Other 18% Customer Growth 22% Transmission 24% Generation 15% Distribution 28% IT / Other 28% Customer Growth 18% Transmission 26% Distribution 21% IT / Other 18% Customer Growth 22% Transmission 24% Generation 15% Distribution 28% IT / Other 28% Customer Growth 18% Transmission 26% Distribution 21% IT / Other 18% Customer Growth 22% Transmission 24% Generation 15% Distribution 28% IT / Other 28% Customer Growth 18% Transmission 26% Distribution 21% IT / Other 18% Customer Growth 22% Transmission 24% Generation 15% $2.0B Capital 1.2M Customers 7,300km Electric Network $5.7B Rate Base (1) 4 Hydroelectric Generating Plants 49,000km Gas Line Network Delivers 21% of BC’s Energy SUSTAINING GROWTH Gas Capital ($1.5 Billion) Electric Capital ($0.5 Billion) (1) 2018 combined rate base forecast for FortisBC Energy and FortisBC Electric.

29 FortisBC: $1.0B Major Integrity Projects Inland Gas Upgrades Project -$220M • Key tool to confirm integrity of transmission gas lines • Improve asset management on 400kms of gas lines Transmission Integrity Management Capabilities Project ->$550M • Improvement of gas line safety • Focused on transmission pressure systems Lower Mainland Intermediate Pressure System Upgrade Project -$250M • Replacement of 20kms of intermediate pressure gas lines within the Metro Vancouver area • Addresses gas line condition issues SUSTAINING GROWTH Age of Transmission Gas Lines <1970 881 km 1970-1979 548km 1980-1989 136 km 1990-1999 742 km 2000-2009 341 km 2010-2019 32 km

30 FortisBC: Major Integrity Projects Transmission Gas Line Integrity Management Tools Retrofit to In-line Inspection • Retrofits to enable in-line inspections (1) In-line Inspection • Gas lines inspected with current tools • Project to enhance detection of gas line cracking (2) Gas Line Replacement/ Pressure Reduction • Pressure reduction or pipe replacement to reduce gas line wall stresses (1) Direct Assessment • Lines are subject to ongoing review to confirm integrity management strategy (1) Inland Gas Upgrades Project (2) Transmission Integrity Management Capabilities Project SUSTAINING GROWTH Retrofit to In-line Inspection 314 km Direct Assessment 294 km Gas Line Replacement/ Pressure Reduction 95 km In-line Inspection 1,977 km

FortisBC: Major Integrity Projects Inland Gas Upgrades Project 31 • Multi-year risk mitigation project for 29 transmission pressure lateral gas lines (400kms) • Gas line modifications and replacements to allow in-line inspection capabilities • Operating pressure reduction to reduce gas line wall stresses • Project is focused on lines 6-8 inches in diameter • Project completion anticipated in 2024 SUSTAINING GROWTH

FortisBC: Major Integrity Projects Transmission Integrity Management Capabilities Project 32 • Adoption of Electro-Magnetic Acoustic Transducer (EMAT) inspection tools o Established industry method for detection of gas line cracking • Gas line modifications to provide capability to run EMAT in-line inspection tools • Prioritization based on risk assessment • Enhanced detection for ~1,400kms of transmission lines • Project completion beyond 2023 SUSTAINING GROWTH

FortisBC: Increased Demand for LNG 33 • Over the past 10 years, North America has shifted from an LNG importer to an exporter • East Asian market demand increasing • New natural gas reserves in North America have put downward pressure on prices • Natural gas seen as logical solution to reduce coal generation • FortisBC positioned to capitalize on LNG opportunities o Domestic LNG for transportation o Marine bunkering o Small scale LNG exporting SUSTAINING GROWTH

FortisBC: LNG Projects
Eagle Mountain Woodfibre Gas Line Project

SUSTAINING GROWTH



Illustration of WLNG's proposed facility

- 47km gas line to serve Squamish-based Woodfibre LNG (WLNG) for export to Asian markets
- ~$350 million rate base (net of customer contribution)
- Regulated investment
- The Woodfibre facility will export up to 2.1 million tons per annum (MTPA) of LNG

2013
Project development starts

2015
Squamish Nation Council outlines a series of environmental conditions

2016
Squamish Nation Council approves an Enterprise Agreement (EA)
Provincial government issues EA Certificate

2017
WLNG secures National Energy Board export agreement for 40 years

2018
Continued gas line development supported by WLNG's financial commitment

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FortisBC: LNG Projects Tilbury Existing Facilities and Expansion Opportunities 35 • FortisBC owns two of six LNG facilities in Canada •Tilbury •Mt. Hayes • Tilbury site is scalable with access to low-cost gas supply and ocean access •In 2018, the Tilbury site exported Canada's first shipment of LNG to China with future LNG shipments being planned •Phase 1A (existing) and Phase 1B are regulated projects • Tilbury 1B will increase capability for marine bunkering market • Future non-regulated expansion –regional, international and long-term contracted services SUSTAINING GROWTH

FortisBC: Sustainability Trends 36 A Low Carbon Energy Future • Demand Side Management Incentive Program • Renewable Natural Gas • Electric Vehicle Charging • Natural Gas for Transportation • First Nation Solar Project Opportunity SUSTAINING GROWTH

David Hutchens UNS Energy -President & CEO and Fortis Inc. -EVP, Western Utility Operations growth Sustaining

UNS Energy: Powering Arizona

SUSTAINING GROWTH


Navajo
San Juan
Four Corners
Flagstaff
Cottonwood
Kingman
Black Mountain
Lake Havasu City
Prescott
Show Low
Springerville
Arizona
Gila River
Tucson
Sundt
Nogales
Valencia
Luna
Service Areas / Customers
Tucson Electric Power Service Area
UNS Gas Service Area
UNS Electric Service Area
UNS Gas & Electric Service Area
Coal-Fired Power Plant
Natural Gas-Fired Power Plant
Community-Scale Solar Power
Community-Scale Wind Power
Company Offices

3,378MW
Peak Electricity Demand

13PJ
Natural Gas Sales Volume

685MW
Renewable Energy

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Economic Development Activity SUSTAINING GROWTH UNS Energy: A Growing Tucson Economy 39 State-wide unemployment < 5% lowest since 2000 2017 Arizona job growth of 2.5% exceeded national average of 1.7% Active mining development

UNS Energy’s Planned Growth Transmission and Renewable Projects Driving Growth 40 (1) Capital expenditures translated at a forecast USD/CAD foreign exchange rate of $1.28. 2018-2022 Capital Plan 2019-2023 Capital Plan B i l l i o n s (1) $2.9 $3.5 SUSTAINING GROWTH

UNS Energy’s Planned Growth 2019-2023 Capital Investments (1) $400M IT, General and Other Supports economic development and changes in generation sources $1.3B Distribution Infrastructure Customer meter upgrade, Grid resiliency, Modernization $800M Transmission Infrastructure Direct Current (DC) tie with Mexico, SouthlineProject 41 Reciprocating engines, Gila River Unit 2, 150MW Wind Capital Plan Spanning the Value Chain (1)Capital expenditures translated at a forecast USD/CAD foreign exchange rate of $1.28. SUSTAINING GROWTH $3.5B Distribution Infrastructure $1.3B Generation Diversification $1.0B Transmission Infrastructure $0.8B IT, General and Other $0.4B $1.0B Generation Diversification

UNS Energy: Business Trends 42 SUSTAINING GROWTH Delivering Cleaner Energy Grid Modernization Growing Economy Supportive Regulatory & Legislative Policy Capital Plan Spanning the Value Chain Transmission Opportunities

Tucson Electric Power’s Portfolio Energy Mix (1)Arizona Renewable Portfolio Standard (RPS) is 15% by 2025. UNS Energy: Delivering Cleaner Energy Solutions 43 SUSTAINING GROWTH 30% Renewables By 2030 (1) Renewables Natural Gas Coal 2014 2030F 79% 43% 23% 30% 4% 5% Market Purchases 4% 12%

UNS Energy: Renewable Investments 44 New Mexico Wind Project Project Overview: •Wind power generating plant interconnected to the Southline transmission line •Expect 150MW ownership by TEP Project Benefits: •Deliver cleaner energy to customers •Complements TEP’s existing renewable solar generation portfolio SUSTAINING GROWTH

- 200 400 600 800 1,000 1,200 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 UNS Energy: Renewable Integration 45 February 2030 –Typical Day Load & Resource Profile New Operating Paradigm SUSTAINING GROWTH Minimum Generation Load Obligations Less Renewables Hour Ending T o t a l L o a d O b l i g a t i o n s

UNS Energy: Renewable Integration 46 Grid-Scale Bulk Energy Storage Fast Ramping, Flexible Generation Short Duration Distribution - Utility-Scale Battery Storage SUSTAINING GROWTH

UNS Energy: Grid Distribution Modernization & Resiliency 47 Planned Grid Upgrades to Integrate Distributed Resource Technologies and Enhance Customer Experience SUSTAINING GROWTH

UNS Energy: Transmission Infrastructure 48 Project Overview: • Project enabling the sale of 150MW of energy and transmission services across the border to Mexico • Siting and other infrastructure upgrades approved by the state of Arizona • Energy import and export authority approved by FERC Project Benefits: • Reliability improvement • Emergency services • Access to energy markets • Regional economic development SUSTAINING GROWTH Transmission DC Tie to Mexico

UNS Energy: Transmission Infrastructure

SUSTAINING GROWTH

Southline Transmission Project

Project Overview:

- 600MW transmission line project across southern New Mexico and southern Arizona
- Joint effort between Hunt Power and Western Area Power Administration
- TEP expects to take ownership of 250MW, ~$400 million included in capital plan
- Construction expected to commence in 2019

Project Benefits:

- Deliver clean wind generation from New Mexico to Arizona and California
- Access to new markets provides transmission opportunities
- Enhances system reliability and optimizes local generation resources



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UNS Energy’s Regulatory Calendar 50 2018 • Election (2 ACC Seats) 2020 • UNS Gas Rate Filing • Election (3 ACC Seats) 2019 • TEP Rate Case Filing 1H 2019 • 2018 Test Year • FERC Rate Case Filing 2021 • UNS Electric Rate Filing SUSTAINING GROWTH

UNS Energy: Evolving Energy Policy 51 SUSTAINING GROWTH Energy Modernization Plan –Clean Energy Targets Hydro Wind Nuclear Energy Efficiency 2018 2030 2050 13% 50% 80% 2030 30% 15% TEP’s Current Renewable Mix TEP’s Target Pending Arizona Constitutional Ballot Measure Proposed State-Wide Energy Modernization Plan Existing State Standard Solar

Linda Apsey ITC Holdings -President & CEO growth Sustaining

16,000 Miles of Transmission & 560 Substations US$7.7B Invested Since Inception 4 Regulated Companies FERC Rate Regulated ITC: Pure Play Transmission 53 SUSTAINING GROWTH

ITC: 15 Years of Capital Investments Dedicated to Grid Modernization & Customer Benefits

SUSTAINING GROWTH

Capital Investments Since Inception


ITC Great Plains
(KS,OK)
US$0.5B
ITCTransmission (MI)
US$2.4B
US$7.7B
ITC Midwest
(IA,IL,MN,MO)
US$3.2B
METC (MI)
US$1.6B

Outage Decrease Under ITC Ownership


Average Number of Outages
ITCTransmission
DOWN 49%
'05 '07 '09 '11 '13 '15 '17
'03 System Acquired
METC
DOWN 32%
'07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17
'06 System Acquired
YEAR
100kV and above
DOWN 52%
'08 '09 '10 '11 '12 '13 '14 '15 '16 '17
'07 System Acquired
below 100kV
DOWN 59%
'08 '09 '10 '11 '12 '13 '14 '15 '16 '17
'07 System Acquired
YEAR

FORTIS INC.
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5,700MW Wind Energy Connected ITC: Connecting Cleaner Energy Solutions Yielding Customer Savings of US$600M (1) 55 (1) Based on independent study by ICF International. Represents savings for 2008 –2014. SUSTAINING GROWTH

ITC: Leading Industry Trends Electric companies are investing US$100B (1) in 2018 to make the energy grid more dynamic, cleaner & more secure INFRASTRUCTURE INVESTMENTS New Technologies Access to Regional Markets Generation Shifts Grid Security 56 (1) Edison Electrical Institute, June 2018 SUSTAINING GROWTH

ITC: Building the Grid of the Future Historical Model One Way Flow Emerging Model Bi-Directional & Intermittent Flows 57 SUSTAINING GROWTH

ITC’s Planned Growth Driven by Infrastructure Investments 58 Increase Driven By: • Infrastructure investments for reliability improvements • Increased capacity needs • New interconnections for generation and customers (1)Capital expenditures translated at a forecast USD/CAD foreign exchange rate of $1.28. SUSTAINING GROWTH $3.6 2018-2022 Capital Plan 2019-2023 Capital Plan B i l l i o n s (1) $4.5

ITC's Planned Growth

SUSTAINING GROWTH

2019-2023 Capital Investments[1]



$4.5B
Infrastructure Investments
$3.0B
Major Capital Projects
$0.7B
Grid Security
$0.5B
New Interconnections
$0.3B

$3.0B Infrastructure Investments

Rebuild, reliability, resiliency, system efficiencies, increased capacity, circuit overloads, pocket load growth

$700M Major Capital Projects

Multi-Value Regional Transmission Projects, Market Efficiency Project & 34.5kV to 69kV Transmission Conversion Project

$500M Grid Security

Physical and technological hardening along with technology upgrades

$300M New Interconnections

Supports economic development and changes in generation sources

(1) Capital expenditures translated at a forecast USD/CAD foreign exchange rate of $1.28.

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ITC's Major Capital Projects:
Multi-Value Regional Transmission

SUSTAINING GROWTH

Significant progress on critical regional infrastructure in MISO footprint

- ITC Midwest designated to build:
  - ~300 miles of new 345kV lines, four new substations and three new state interconnections in four states

US$670M total investment by ITC Midwest

- ~US$390M invested through 2018
- US$280M remaining through 2023

Meaningful benefits include improved reliability, expanded access to generation sources, increased system efficiency and economic investment

- The total portfolio of projects by all parties in MISO creates net benefits of US$12B-$52B over the next 20 to 40 years
- Upon completion, the portfolio will be at capacity

Multi-Value Regional Transmission Projects 3, 4, 5 & 7


3
4
5
7

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60

ITC's Major Capital Projects:
34.5kV to 69kV Transmission Conversion

SUSTAINING GROWTH



~22 year investment program required to rebuild 34.5kV lines to 69kV standards and convert to 69kV operation in the ITC Midwest system

- Aged system past its useful life and radial versus networked
- ~650 cumulative miles included in rebuild
- 149 circuits to be converted or retired as part of the conversion plan

Total investment of ~US$740M by ITC Midwest

- ~US$450M invested through 2018, investment of US$290M through 2023

Benefits

- Upgrades and resulting reduction in outages saved Iowa customers ~US$100M between 2008 and 2014 alone, benefits continue to accrue

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ITC’s Regulated Growth Opportunities Outside The Plan 62 • Hardening of physical assets and IT/telecom systems • U.S. utilities will spend US$7.25B on grid cybersecurity by 2020 (1) • Stated renewable goals in Michigan & Iowa • 46GWand 70GWof additional renewable capacity in MISO and SPP queues • 580MWand 2GW of battery storage in MISO and SPP queues • Electric vehicle impacts & transmission needs • MISO multi-value projects at capacity upon completion • A national U.S. grid would pay for itself (2) (1) Forbes, “Utilities Will Spend Billions On Cybersecurity As Threat Grows”, September 2017. (2) National Renewable Energy Laboratory study released August 2018. SUSTAINING GROWTH New Technologies Access to Regional Markets Generation Shifts Grid Security

ITC: Development Opportunities Lake Erie Connector Project • 1,000MW HVDC transmission line • 73 miles in Lake Erie • ~US$1B capital opportunity • 3 full years to construct from commencement of construction • All regulatory approvals obtained, currently working to secure contracts with shippers 63 SUSTAINING GROWTH

ITC: Development Opportunities Big Chino Valley Project 64 SUSTAINING GROWTH • Long-term opportunity for grid-scale energy storage • Target markets –Arizona & Southern California • 2,100MW closed-loop facility • Supports public policy goals for cleaner resources in the Southwest region • ~150 miles of preliminary 500kV transmission • FERC filing made in September 2017 to secure place in permitting queue

ITC: Building the Grid of the Future 65 Investments In Existing Regulated Systems Infrastructure, major capital projects, grid security and interconnections Incremental Regulated Opportunities Potential opportunities driven by existing system, over plan period or long-term Development Opportunities Opportunities outside of the plan may provide incremental growth over the plan period or long-term Incremental System Needs Development Opportunities Investments in Existing Systems SUSTAINING GROWTH

growth Executing Jocelyn Perry Fortis Inc. –EVP, CFO

Clear Financial Objectives 67 EXECUTING GROWTH Deliver 6% Average Annual Dividend Growth Execute Capital Plan Maintain Investment-Grade Credit Ratings FINANCIAL STRATEGY

73% $1.75 $2.11 Strong Financial Track Record 68 EXECUTING GROWTH Adjusted EPS and Dividend Payout Ratio (1)5-year ending 2017 and excludes acquisition impacts. Including acquisitions, CAGR is 24%. (2)5-year ending 2017 and reflects adjusted EPS, a non-US GAAP measure. 2013 2014 2015 2016 2017 Adjusted EPS (2) 73% 66% 66% 64 % Dividend Payout Ratio (2) Rate Base 5-Year Historical CAGR 7.0% (1) EPS 5-Year Historical CAGR 8.0% (2) $1.70 $2.31 $2.53

Focused on Growing Base Business 69 5-Year Capital Plan $17.3B from $14.5B 6%Average Annual Dividend Increase Extended to 2023 EXECUTING GROWTH Rate Base Growth 3-Year 7.1% 5-Year 6.3%

$3.5B Average Annual Capital Expenditures 70 $3.2 $3.7 $3.5 $3.3 $3.6 $17.3B 5-Year Capital Plan (1) (1)Capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.28. EXECUTING GROWTH B i l l i o n s 2019F 2020F 2021F 2023F2022F

Low Risk, Highly Executable Capital Plan 71 EXECUTING GROWTH Caribbean 3% Regulated 99% Non-Regulated 1% Smaller Projects 77% Major Capital Projects 23% Canada 42%U.S. 55%

Strong 5-Year Rate Base Growth 72 Rate Base Grows $9.4B to$35.5B 5-Year CAGR Increases from 4.5%to 6.3% Growth Mainly Driven by U.S. Utility Investments EXECUTING GROWTH $7.7 $6.5 $7.7 $8.4 $9.8 ITC UNS Central Hudson Rate Base Growth 5-Year 6.3% 6.3% 7.0% 8.4% FortisBC Energy 6.0% Other Canadian & Caribbean 5.3% Note: 5-year rate base is for the period 2019 through 2023.

Current Regulatory Framework 73 EXECUTING GROWTH 10.58% Weighted Average Allowed ROE (1) 8.73% 9.93% Weighted Average Equity Thickness (1) 55.2% 39.0% 48.2% Canadian Utilities U.S. Utilities Combined (1)Based on 2018 rate base and capital structure for the Canadian and U.S. utilities.

Regulatory Outlook 74 MISO Base ROE Complaints Targeted Rate Case Filing in 2019 EXECUTING GROWTH Targeted PBR Renewal Filing in 2019

Effective Funding Plan 75 No Discrete Equity Required to Fund 5-Year Capital Plan ATM Program Unutilized Provides Financial Flexibility Cash from Operations (1) Net Non- Regulated Debt Financing Assumed Proceeds from Asset Sales Common Share Plans (2) 2019-2023 Capital Expenditures (1)Cash from operating activities after net dividends and customer contributions. This is a non-US GAAP measure. (2)Shares issued under the Corporation’s employee stock purchase plan and stock option plan. 69% 1% 1% 6% $17.3B EXECUTING GROWTH Asset Sales Expected to Provide $1-$2 Billion in Proceeds Net Regulated Debt Financing 23%

Avg. 2019-2023 5-Year average fixed-term debt maturities ~$940 million Manageable Debt Maturities and Ample Liquidity 76 Fortis Fortis Subsidiaries Fixed-Term Debt Maturities (1) $3.8 B i l l i o n s $3.7 $1.2 Consolidated Credit Facilities $1.3 Utilized June 30/18 Remaining Capacity (1)Debt forecasted as at December 31, 2018 and excludes any new debt issuances during the plan period. Excludes repayments of capital lease and finance obligations along with the current portion of credit facilities, which are assumed to be extended by one-year annually. EXECUTING GROWTH 2019 2020 2021 2022 2023 B i l l i o n s $3.0 $2.5 $2.0 $1.5 $1.0 $0.5

Committed to Our Investment-Grade Credit Ratings 77 Credit Rating Agencies Rank Business Risk Profile as Excellent/Strong (1) Funding Plan Supports CFO/Debt > 11% EXECUTING GROWTH 2018F 2019F 2020F 2021F 2022F 2023F Improved Holdco Debt / Total Debt 38% 33% (1)S&P ranks business risk profile as excellent and Moody’s ranks it asstrong.

Achieving Our Financial Objectives $17.3B 5-Year Capital Plan Effective Financing Plan 6% Dividend Guidance Extended to 2023 EXECUTING GROWTH 78 Execute Capital Plan Maintain Investment-Grade Credit Ratings Deliver 6% Average Annual Dividend Growth

growth Empowering Barry Perry Fortis Inc. -President & CEO

80 Why Invest In Fortis? Highly Regulated Diversified Strong Growth Profile 6% Dividend Guidance Opportunities Beyond Capital Plan EMPOWERING GROWTH

Investor Day Presentation October 2018 Appendix

Table of Contents 82 APPENDIX Speaker Biographies Barry Perry, Fortis Inc. –President & CEO 83 Jocelyn Perry, Fortis Inc. – EVP, CFO 84 Roger Dall’Antonia, FortisBC –President & CEO 85 David Hutchens, UNS Energy –President & CEO and Fortis Inc. –EVP, Western Utility Operations 86 Linda Apsey, ITC Holdings –President & CEO 87 Utility Overview ITC Holdings 88 UNS Energy 89 Central Hudson 90 FortisBC 91 FortisAlberta 92 Other Electric Utilities 93 -94 Other 2019-2023 Capital Forecast by Segment 95 2018-2023 Rate Base Forecast by Segment 96 Major Capital Projects 97 Opportunities & Risks 98 Investment-Grade Credit Ratings 99 Utility Debt Credit Ratings 100 Executive Team 101

Barry Perry Fortis Inc. –President & CEO 83 Mr. Perry’s career with the Fortis Group spans nearly 20 years. He was previously Vice President of Finance and Chief Financial Officer of the Corporation. Mr. Perry joined the Fortis Group in 2000 as Vice President of Finance and Chief Financial Officer of Newfoundland Power. He was also Vice President and Treasurer with a global forest products company and Corporate Controller with a large crude oil refinery. Mr. Perry earned a Bachelor of Commerce (Honours) from Memorial University of Newfoundland and is a member of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He serves on the Boards of FortisBC, UNS Energy and ITC Holdings -all Fortis utilities. Mr. Perry is Chair of the Edison Electric Institute's (EEI) International Programs Trans-Atlantic Regional Advisory Committee and Co-Chair of EEI's CEO Policy Committee on Energy Delivery. He also serves on the Advisory Board of Canada’s Top 40 Under 40. APPENDIX

Jocelyn Perry Fortis Inc. –EVP, CFO 84 Ms. Perry has an extensive career in the utility business, having worked at Newfoundland Power for the past 13 years in a variety of capacities, including Chief Financial Officer, Chief Operating Officer and for the past year as President and Chief Executive Officer. She is a prior Director of Finance at Fortis in the early 2000s, and previously served in other financial capacities in the private sector. She is a Fellow Chartered Professional Accountant (2018), completed a Bachelor of Commerce (Honours) at Memorial University and received her Chartered Accountant Designation in the early 1990s. Ms. Perry has considerable community and professional board and volunteer experience in Newfoundland and Labrador, including the Healthcare Foundation, C-CORE and Provident10 (formerly the Public Service Pension Plan Corporation). She currently serves on the Board of CH Energy Group and Central Hudson. APPENDIX

Roger Dall’Antonia FortisBC -President & CEO 85 Mr. Dall’Antoniais President and CEO of the FortisBCgroup of companies. Prior to this, he held the position of EVP, Customer Service and Technology at FortisBC. Mr. Dall’Antoniaholds over 20 years of experience in the energy industry and joined FortisBCin 2004. He has been trusted in many executive level leadership roles, including finance, strategic planning, regulatory affairs, and most recently, customer service, energy solutions, information systems, business innovation, and conservation and energy management. Past senior financial roles include positions with Westcoast Energy and VersacoldIncome Fund. Mr. Dall’Antonia earned a Bachelor of Business Administration from Simon Fraser University, a Master of Business Administration from the University of Western Ontario and he holds a Chartered Financial Analyst designation. APPENDIX

David Hutchens UNS Energy –President & CEO and Fortis Inc. –EVP, Western Utility Operations 86 Mr. Hutchens’ career in the energy sector spans more than 20 years having held a variety of positions at our electric and gas utilities in Arizona prior to becoming President and CEO of UNS Energy in 2014. He remains President and CEO of UNS Energy while additionally providing oversight to FortisBC and FortisAlberta operations. Mr. Hutchens earned a Bachelor of Aerospace Engineering and a Master of Business Administration from the University of Arizona and is a former nuclear submarine officer in the U.S. Navy. He serves on the Boards of UNS Energy, FortisBC and FortisAlberta -all Fortis utilities. Mr. Hutchens is a member of the Edison Electric Institute's Board of Directors, the Western Energy Institute Board of Directors and a number of other charity and civic organizations. APPENDIX

Linda Apsey ITC Holdings –President & CEO 87 Linda Apsey is President and CEO for ITC Holdings. Previously, Mrs. Apsey served as Executive Vice President and Chief Business Unit Officer. Mrs. Apsey also has served as Executive Vice President and Chief Business Officer, and President of ITC Michigan where she was responsible for the company's regulatory, marketing and communications, federal, state and local government affairs, and human resource functions. She also was Manager of Transmission Policy and Business Planning for ITC when the organization was a subsidiary of DTE Energy. Prior to that role, she held a variety of positions at Detroit Edison. Mrs. Apsey earned her Master of Business Administration and bachelor’s degree in Public Affairs Management from Michigan State University. She is a member of the Business Roundtable, and serves on the boards of the Detroit Economic Club, the Detroit Regional Chamber of Commerce, Business Leaders for Michigan, the Board of Trustees for Henry Ford West Bloomfield Hospital, the MSU Broad College Alumni/Advisory Board, and the Eli Broad College of Business Alumni Board of Directors. She is a past member of the Department of Energy’s Electricity Advisory Committee (EAC), the EAC’s Transmission Subcommittee, past chair of the Heat and Warmth Fund, THAW, and past President of the Novi Parks Foundation. APPENDIX

Type of Utility Transmission Regulator FERC Regulatory Model Independent Transmission Company 2018 Formula 11.32-12.16% ROE on 60% equity 2018F Midyear Rate Base $7.7B 5-Year CAGR on Midyear Rate Base (1) 7.0% 2017 Assets % of Total Consolidated Regulated Assets (2) 38% 2017 Earnings (3) $272M 2017 Earnings % of Total Regulated Earnings (3) 26% Major Capital Projects Multi-Value Regional Transmission Projects & 34.5kV to 69kV Transmission Conversion Project Development Opportunities (4) Lake Erie Connector, Incremental Grid Enhancements & Big Chino Valley Pending Regulatory Decisions MISO Base ROE Complaints 88 ITC Holdings A Fortis Company (1) Includes 2018 forecast to 2023 forecast. (2) Includes goodwill. (3) Represents the Corporation’s 80.1% controlling interest in ITC. (4) Development opportunities are not included in the base capital forecast and would represent incremental capital spending. APPENDIX

Tucson Electric UNS Electric UNS Gas Type of Utility Electricity Gas distribution Regulator Arizona Corporation Commission Regulatory Model Cost of service/historical test year 2018 Formula 9.75% ROE on 50% equity 9.5% ROE on 52.83% equity 9.75% ROE on 50.8% equity 2018F Midyear Rate Base $4.9B 5-Year CAGR on Midyear Rate Base (1) 6.3% 2017 Assets % of Total Consolidated Regulated Assets (2) 19% 2017 Earnings $270M 2017 Earnings % of Total Regulated Earnings 26% Major Capital Projects Gila River Natural Gas Generating Station Unit 2, Southline Transmission Project & New Mexico Wind Project Development Opportunities (3) Renewables, Transmission Investments, Grid Modernization & Infrastructure Resiliency 89 UNS Energy A Fortis Company (1)Includes 2018 forecast to 2023 forecast. (2)Includes goodwill. (3)Development opportunities are not included in the base capital forecast and would represent incremental capital spending. APPENDIX

Type of Utility Gas and Electricity Regulator New York State Public Service Commission Regulatory Model Cost of service on future test year 2018 Formula 8.8% ROE on 48% equity 2018F Midyear Rate Base $1.6B 5-Year CAGR on Midyear Rate Base (1) 8.4% 2017 Assets % of Total Consolidated Regulated Assets (2) 7% 2017 Earnings $70M 2017 Earnings % of Total Regulated Earnings 7% Development Opportunities (3) Transmission Investments 90 Central Hudson A Fortis Company (1)Includes 2018 forecast to 2023 forecast. (2)Includes goodwill. (3)Development opportunities are not included in the base capital forecast and would represent incremental capital spending. APPENDIX

FortisBC Gas FortisBCElectric Type of Utility Gas distribution Electricity Regulator British Columbia Utilities Commission Regulatory Model Cost of service + PBR 2018 Formula 8.75% ROE on 38.5% equity 9.15% ROE on 40.0% equity 2018F Midyear Rate Base $4.4B $1.3B 5-Year CAGR on Midyear Rate Base (1) 6.0% 2.4% 2017 Assets % of Total Consolidated Regulated Assets (2) 14% 5% 2017 Earnings $154M $55M 2017 Earnings % of Total Regulated Earnings 15% 5% Major Capital Projects Lower Mainland Intermediate Pressure System Upgrade, Inland Gas Upgrades, Eagle Mountain Woodfibre Gas Line Project and Transmission Integrity Management Program N/A Development Opportunities (3) Tilbury further expansion and additional gas infrastructure opportunities N/A 91 FortisBC A Fortis Company (1) Includes 2018 forecast to 2023 forecast. (2) Includes goodwill. (3) Development opportunities are not included in the base capital forecast and would represent incremental capital spending. APPENDIX

Type of Utility Electricity distribution Regulator Alberta Utilities Commission Regulatory Model PBR 2018 Formula 8.5% ROE on 37% equity 2018F Midyear Rate Base $3.4B 5-Year CAGR on Midyear Rate Base (1) 5.1% 2017 Assets % of Total Consolidated Regulated Assets (2) 10% 2017 Earnings $120M 2017 Earnings % of Total Regulated Earnings 12% Development Opportunities (3) Renewables, Distribution System Investments, Changing Customer Expectations 92 FortisAlberta A Fortis Company (1)Includes 2018 forecast to 2023 forecast. (2)Includes goodwill. (3)Development opportunities are not included in the base capital forecast and would represent incremental capital spending. APPENDIX

Other Electric Utilities

Fortis Companies

APPENDIX

	FORTIS ONTARIO[1]	MARITIME ELECTRIC	NEWFOUNDLAND POWER
Type of Utility		Electricity	
Regulator	Ontario Energy Board	Island Regulatory and Appeals Commission	Newfoundland and Labrador Board of Commissioners of Public Utilities
Regulatory Model	Cost of service with incentives	Cost of service on future test year	Cost of service on future test year
2018 Formula	8.78% - 9.30% ROE on 40% equity[2]	9.35% ROE on 40% equity	8.50% ROE +/- 40 bps on 45% equity
2018F Midyear Rate Base	$0.3B	$0.4B	$1.1B
5-Year CAGR on Midyear Rate Base[3]	27.0%	2.9%	3.3%
2017 Assets % of Total Consolidated Regulated Assets[4]	1%	1%	3%
2017 Earnings	$10M	$13M	$41M
2017 Earnings % of Total Regulated Earnings	1%	1%	4%
Major Capital Projects	Wataynikaneyap Transmission Power Project	N/A	N/A
Development Opportunities[5]	Municipal Utility Consolidation	Grid Modernization	Grid Modernization

(1) Includes Canadian Niagara Power, Cornwall Electric, Algoma Power and Fortis' effective ownership of the Wataynikaneyap Transmission Power Project.
(2) Allowed ROE is 9.3% for Algoma Power, 8.78% for Canadian Niagara Power distribution and 9.3% for Canadian Niagara Power transmission. Cornwall Electric operates under a franchise agreement with a price-cap and commodity cost flow through and, therefore, is not regulated with reference to an allowed ROE.
(3) Includes 2018 forecast to 2023 forecast, including Fortis' effective ownership of the Wataynikaneyap Transmission Power Project.
(4) Includes goodwill.
(5) Development opportunities are not included in the base capital forecast and would represent incremental capital spending.

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Type of Utility Electricity Regulator Utility Regulation and Competition Office Government of the Turks and Caicos Islands Regulatory Model Cost of service 2017 Achieved ROE 10.6% 6.1% 2018F Midyear Rate Base $0.6B $0.4B 5-Year CAGR on Midyear Rate Base (2) 4.8% 2.5% 2017 Assets % of Total Consolidated Regulated Assets (3) 2% 1% 2017 Earnings (4) $18M $11M 2017 Earnings % of Total Regulated Earnings (4) 2% 1% 94 Other Electric Utilities (Continued) Fortis Companies (1)Fortis has an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. (2)Includes 2018 forecast to 2023 forecast. (3)Includes goodwill. (4)Excludes earnings from Fortis’ 33% equity investment in Belize Electricity Limited. (1) APPENDIX

Capital Forecast ($millions) (1) 2019 2020 2021 2022 2023 2019-2023 Total Regulated-Independent Electric Transmission ITC 865 878 951 943 861 4,498 Regulated-US Electric & Gas UNS Energy 1,076 875 624 476 476 3,527 Central Hudson 280 268 276 291 274 1,389 Total Regulated-US Electric & Gas 1,356 1,143 900 767 750 4,916 Regulated-Canadian & Caribbean Electric & Gas FortisBC Energy 503 408 430 654 978 2,973 FortisBC Electric 116 125 101 105 90 537 FortisAlberta 414 427 434 449 467 2,191 Other Electric (2) 418 479 415 364 376 2,052 Total Regulated-Canadian & Caribbean Electric & Gas 1,451 1,439 1,380 1,572 1,911 7,753 Energy Infrastructure 28 19 19 18 44 128 Total Capital Forecast 3,700 3,479 3,250 3,300 3,566 17,295 95 2019-2023 Capital Forecast by Segment (1) Capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.28. (2) Comprises Eastern Canadian and Caribbean electric utilities. APPENDIX

Rate Base Forecast ($millions) (1) 2018 2019 2020 2021 2022 2023 3-Year CAGR to 2021 5-Year CAGR to 2023 Regulated-Independent Electric Transmission ITC 7,706 8,463 9,148 9,745 10,305 10,824 8.1% 7.0% Regulated-US Electric & Gas UNS Energy 4,850 5,362 5,984 6,292 6,442 6,580 9.1% 6.3% Central Hudson 1,640 1,827 2,004 2,148 2,259 2,459 9.4% 8.4% Total Regulated-US Electric & Gas 6,490 7,189 7,988 8,440 8,701 9,039 9.2% 6.9% Regulated-Canadian & Caribbean Electric & Gas FortisBC Energy 4,382 4,444 4,696 5,009 5,052 5,858 4.6% 6.0% FortisBC Electric 1,322 1,329 1,388 1,438 1,464 1,488 2.8% 2.4% FortisAlberta 3,352 3,555 3,755 3,936 4,113 4,297 5.5% 5.1% Other Electric (2) 2,849 2,946 3,144 3,452 3,738 3,961 6.6% 6.8% Total Regulated-Canadian & Caribbean Electric & Gas 11,905 12,274 12,983 13,835 14,367 15,604 5.1% 5.6% Total Rate Base Forecast 26,101 27,926 30,119 32,020 33,373 35,467 7.1% 6.3% 96 2018-2023 Rate Base Forecast by Segment (1) Rate base converted at a projected USD/CAD foreign exchange rate of $1.28 for 2018 through 2023. (2) Includes Fortis’ ownership interest of the WataynikaneyapTransmission Power Project. APPENDIX

97 Major Capital Projects Significant Capital Projects ($millions) 2018 Forecast Total 2019- 2023Plan Expected Year of Completion ITC Multi-Value Regional Transmission Projects 140 332 Post-2023 ITC 34.5 kVto 69 kV Transmission Conversion Project 118 369 Post-2023 UNS Energy Gila River Natural Gas Generating Station Unit 2 - 211 2020 UNS Energy SouthlineTransmission Project - 389 2021 UNS Energy New Mexico Wind Project 6 271 2020 FortisBC Lower Mainland Intermediate Pressure System Upgrade 175 252 2020 FortisBC EagleMountain WoodfibreGas Line Project - 348 2023 FortisBC Transmission Integrity Management Capabilities Project - 568 Post-2023 FortisBC Inland Gas Upgrades Project 5 220 Post-2023 Wataynikaneyap Transmission Power Project 36 576 2023 Smaller Projects 77% Major Capital Projects23% Capital Plan By Project Type APPENDIX

Opportunities and Risks 98 Risks • Foreign Exchange • Regulatory Outcomes • Government Policies • Taxes, Cross-Border Trade& Environmental • Disruptive Technology Opportunities • Additional Capital Opportunities • Improving Economic Growth • Rising Interest Rates –Higher ROE • Low Natural Gas Prices • Renewable Energy • New Technology 2019 EPS Impact 50 Basis Point Change in Allowed ROE at ITC $0.05 CAD/USD down from $1.28 to $1.25 $0.03 Sensitivities 5-Year Rate Base CAGR Additional $1B in Capital Expenditures 50 bps APPENDIX

This image cannot currently be displayed. 99 (1)In April 2018, Moody’s issued a credit opinion with no change to the Corporation’s credit ratings or outlook. (2)In March 2018, S&P affirmed the Corporation’s credit ratings. The outlook was revised to negative from stable, due to modest temporary weakening of financial metrics as a result of U.S. Tax Reform, which reduces cash flow at the Corporation’s U.S. utilities. (1) (2) 2019 -2023 Plan Supports CFO/Debt > 11% Improved Holdco Debt / Total Debt Commitment to Investment-Grade Credit Ratings Credit Ratings Baa3 A-/ BBB+ BBB (high) Investment-Grade Credit Ratings APPENDIX

Company ITCTransmission A n/a A1 Michigan Electric Transmission Company (METC) A n/a A1 ITC Midwest A n/a A1 ITC Great Plains A n/a A1 ITC Holdings A- (1) n/a Baa2 Tucson Electric Power A- (1) n/a A3 Central Hudson A- n/a A2 (2) FortisBC Energy n/a A A3 FortisBCElectric n/a A (low) Baa1 FortisAlberta A- (1) A (low) n/a Newfoundland Power n/a A A2 100 Utility Debt Credit Ratings (1) In March 2018, outlook was revised to negative from stable as a result of the outlook of Fortis Inc. changing to negative from stable. (2) In June 2018, outlook was revised to negative from stable as a result of higher capital expenditures and U.S. Tax Reform impacts. APPENDIX

Executive Team



- **Jocelyn Perry** – EVP, CFO
- **Jim Reid** – EVP, Chief Legal Officer & Corporate Secretary
- **Phonse Delaney** – EVP, Chief Information Officer
- **Nora Duke** – EVP, Sustainability & CHRO
- **James Laurito** – EVP, Business Development
- **Gary Smith** – EVP, Eastern Canadian & Caribbean Operations
- **David Hutchens** – EVP, Western Utility Operations, President & CEO UNS Energy
- **Linda Apsey** – President & CEO ITC
- **Charles Freni** – President & CEO Central Hudson
- **Michael Mosher** – President & CEO FortisAlberta
- **Roger Dall'Antonia** – President & CEO FortisBC

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